EXHIBIT 99.1

HEXO Corp reports financial results for the first quarter fiscal 2020

Key highlights of First Quarter of 2020 fiscal year

  Operational expenses decreased 25% quarter over quarter, to $35.1M in Q1’20, compared with $46.9M in Q4’19
  Launched Original Stash in Quebec, a value brand that seeks to disrupt the black market
  Adult-use grams and gram equivalents sold increased 5% from Q4 to 4,196 kg
  Obtained Phase 1 licence for Belleville, sale of cannabis topicals, extracts, edibles and beverages licence for Gatineau facility, and a research licence for the Company.

Subsequent to quarter end:

  Launched Original Stash in Ontario
  Closed a $70M private placement of 8% unsecured convertible debentures, including key management and board participation of over 10%

OTTAWA, Dec. 16, 2019 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX:HEXO; NYSE:HEXO) (“HEXO” or the "Company") today reported its financial results for the first quarter fiscal 2020 ended October 31, 2019. All amounts are expressed in Canadian dollars.

“We have done some pretty heavy lifting on our operations, as we work towards profitability in 2020. The choices that we have made and implemented have already led to a 25% reduction in our operating expenses,” said Sebastien St-Louis, CEO and co-founder of HEXO Corp. “Cost control combined with our multi-brand approach, an updated strain mix, as well as the introduction of new products, will help us increase our market share and total revenue, leading us towards great results in 2020. I am more confident than ever in our ability to continue down this path and to pivot with more speed and assertiveness should market conditions evolve again.”

Operational and Financial Highlights

	For the three months ended
Income Statement Snapshot (in millions)	October 31, 2019	October 31, 2018
	$	$
Gross cannabis revenue	19.3	6.6
Excise taxes	(4.8)	(1.0)
Net revenue from sale of goods	14.5	5.7
Ancillary revenue	0.0	0.0
Gross margin before fair value adjustments	4.6	2.8
Gross margin	(23.4)	7.2
Operating expenses	35.1	22.0
Loss from operations	(58.5)	(14.8)
Restructuring costs	(3.8)	–
Other income/(expenses and losses)	(6.3)	2.0
Net loss before tax	(68.5)	(12.8)
Tax recovery[1]	6.0	-
Net loss	(62.4)	(12.8)
[1] The income tax recovery figure represents the correct amount of recovery in the period and will not be subject to change upon the restatement of the July 31, 2019 and October 31, 2019 MDA’s. See Notice to Reader within the interim condensed consolidated financial statements for the three months ended October 31, 2019 dated December 15, 2019.

First Quarter 2020 Highlights

Shipped revenue in Q1’20 decreased slightly to $20.2M, compared with $22.8M in Q4’19.  Shipped revenue was reduced by price concessions of $1.2M in Q1’20, compared with $2.8M in Q4’19 and return provisions of $0.7M in Q1’20 compared with $1.0M in Q4’19, which yielded gross adult-use sales of $18.3M in Q1’20 and $19.0M in Q4’19. Additionally, the company realized sales returns of $0.6M in Q1’20 and $Nil in Q4’19 was reversed from the provision for returns made during the previous quarter. Overall during the period gross adult use sales decreased moderately by 4%. The provisions are reflective of a general best estimate provision for returns and price adjustments based on the Company’s assessment of sell-through and slow-moving inventory.

Net revenue in Q1’20 decreased slightly to $14.5M, compared to $15.4M, in Q4’19, and increased from $5.7M in Q1’19.

Adult use sales volume in Q1’20 increased 5% to 4,196 kg from 4,009 kg equivalents sold in the prior quarter. The SQDC contributed 3,080 kg, ALGC contributed 474 kg, OCS contributed 518 kg, other provinces and private retailers contributed 124 kg.

Gross adult-use revenue per gram equivalent decreased to $4.35 in Q1’20 from $4.74 in Q4’19, reflective of the provision for sales returns and price adjustments recorded in the quarter. The provision is reflective of a general best estimate provision for returns and price adjustments based on the Company’s assessment of sell-through and slow-moving inventory. This was partially countered by the addition of the premium brand Up cannabis, which commands revenue of $7.03 per gram on dried flower during the quarter. The adult-use net revenue per gram equivalent decreased to $3.24 in Q1’20 from $3.51 in Q4’19, reflecting the impact of the provision above.

	Q1’20	Q4’ 19	Q1 ’19
Shipped Revenue (in millions)	$20.2	$22.8	$5.2
Total gram and gram equivalents sold	4,196	4,009	952
Shipped revenue per gram and gram equivalent sold	$4.82	$5.69	$5.45
Less: price concessions (1)	(0.30)	(0.71)	–
Less: provision for sales returns (1)	(0.17)	(0.24)	–
Adult-use gross revenue per gram and gram equivalent sold	$4.35	$4.74	$5.45
(1) Computed as the price concession or provision for returns per gram and gram equivalent sold in the period.

Gross margin before fair value adjustments for Q1’20 was $4.6M or 31% of net revenue from sale of goods, compared to $5.1M and 33% in the prior quarter.

The Company incurred an impairment loss on inventory of $25.5M during Q1’20 compared with $16.9M in Q4’19. The impairment loss was realized on the Company’s inventory in comprised of the following;

  Impairment of a surplus of cannabis trim (trim is the accumulation of the cannabis’ sugar leaves during the dry trimming process and is primarily used for extraction purposes) and milled products the amount of $16.4M due to an excess of stock relative to the Company’s short-term demand for cannabis distillate production;

  Impairment of bulk purchased product of $4.4M due, in part, to an oversupply in the market of bulk products with lower potencies as well as a relatively low value when compared to competing bulk goods with a higher potency in the current adult-use market;

  Impairment of oil based finished goods of $3.4M due a surplus of finished goods as oil-based products haven’t captured the market share as originally estimated. Also contributing to the impairment is the decision made by certain provinces to return oil products with packaged dates greater than 3 to 4 months old; and

  Impairment of finished goods of $1.2M which are required to be archived as at October 31, 2019 due to Health Canada requirements with a net realizable value of $nil.

Operating expenses decreased 25% quarter over quarter to $35.1M in Q1’20, compared with $46.9M in Q4’19 as a result of a decrease in G&A expenses of 30%, marketing expenses of 35% and stock-based compensation expense of 20%, as the Company continues to reduce previous spending levels to refocus operations on becoming adjusted EBITDA positive.

Operating expenses increased from $22.0M in Q1’19, reflecting the significant increase to the scale of our operations over the last year.

Loss from operations for the quarter was ($58.5M), compared with ($60.7M) in the prior period and ($14.7M) for the comparable quarter year over year. Excluding non-cash impairment charges in Q1’20, adjusted net loss was ($33.0M) compared with ($43.7M) in Q4’19. The increase in loss year over year is attributable to the larger magnitude of the Company’s operations, the expanding scale production and sales in the period, and an impairment loss.

Adjusted EBITDA (in millions)

	Q1’20	Q4’ 19	Q3 ’19	Q2 ’19	Q1 ’19
	$	$	$	$	$
Total net loss	(62.4)	(56.7)	(7.8)	(4.3)	(12.8)

Interest income	(0.6)	(1.6)	(1.2)	(1.3)	(1.1)
Income tax	(6.0)	(3.8)	–	–	–
Depreciation of property, plant and equipment	1.3	0.6	0.1	0.5	0.6
Amortization of intangible assets	1.7	1.4	0.1	0.1	0.2
Standard EBITDA	(66.0)	(60.1)	(8.7)	(5.1)	(13.1)

Adjustments:
Share-based compensation	8.2	10.2	8.2	5.0	4.7
Share of losses from joint ventures and associates	1.7	1.3	1.1	0.8	2.3
Restructuring costs	3.7
Realized fair value amounts on inventory sold	6.7	7.3	4.7	3.7	0.7
Unrealized gain on changes in fair value of biological assets	(7.1)	(5.3)	(20.1)	(8.4)	(5.1)
Write off of Inventory, biological assets and destruction costs	28.3	16.9	–	–	–
Adjusted EBITDA	(24.6)	(29.8)	(14.8)	(4.0)	(10.5)
Adjusted EBITDA as a % of net loss	39%	53%	191%	92%	82%

Net revenue from cannabis sales	14.5	15.4	13.0	13.4	5.6
Adjusted EBITDA margin (%)	(59%)	(52%)	(87%)	(335%)	(53%)

During Q1’20, the Company’s calculated adjusted EBITDA results were ($24.6) or 39% of the net loss in the period. This represents a 43% decrease as compared to the same period in fiscal 2019, most influenced by the increased share-based compensation and fair value adjustments on inventory sold and biological assets. Adjusted EBITDA decreased by 14% from Q4’19.

The adjusted EBITDA’s gross margin remained decreased to (59%), a decrease of 6% from the same comparative period from fiscal 2019 and 7% with the previous quarter.

Restructuring Costs

Unique to the period were restructuring costs incurred. These expenses are the result of the restructuring efforts as discussed in the section – Corporate Restructuring. These costs amounted to $3.7M, primarily comprised of severance and other payroll related termination costs. These expenses are deemed non-operating related as they are not result of the Company normal operating activities and therefore, have not been included in the net operating loss.

Block B

As previously disclosed on November 15, 2019, upon discovery of the licensing issue in Block B of the Company’s Niagara facility, inventory from Block B was quarantined and held back from sales. The inventory was kept on the books and although destruction was a possible outcome, the Company has reassessed any risks related to such inventory and concluded that it is cleared for sale and will not be subject to destruction. Note that Block B is now fully Licensed by Health Canada.

Financial Position

As at October 31, 2019, the Company held cash, cash equivalents and short-term investments of $73.5M. The Company has a $65M credit facility with a syndicate of Canadian chartered banks. This consists of $50M term credit and a $15M revolving line of credit which will be used in part to finance the continuing expansion of the Gatineau campus as well as the leasehold improvements at the Belleville facility without diluting the shareholders of HEXO. Subsequent to the end of the quarter, the Company closed a $70M private placement of 8% unsecured convertible debentures, maturing on December 5, 2022.

Operational Update

As previously announced, during the first quarter fiscal 2020, the Company is improving its cost structure and operational efficiencies.  HEXO continues to drive improvements in yields and processing facilities. Operations in the suspended areas can be recommenced when required. Current annualized production run rate is approximately 90,000 kgs of dried cannabis equivalents, comprised of approx. 50% dried flower, with the balance comprised of trim, which can be used for a variety of value-added products.  The Company continues to ramp up production towards over 100,000 kg per year.

In order to achieve its cost and operational efficiency goals, management is focusing on the following priorities:

  Driving sales through new product offerings and leveraging increased analytics for decision making
  Achieving operational excellence
  Right-sizing our operational expenses to drive towards profitability
  Commissioning our state of the art, manufacturing facility in Belleville
  Continuing to invest in R&D and Intellectual Property
  Future partnerships through our “Powered by HEXO” strategy
  Dedication to corporate social responsibility initiatives

Reservation of Opinion

The Company’s auditors have reviewed the condensed interim consolidated financial statements of the Company for the quarter ended October 31, 2019. In such review, they have expressed a reservation of opinion as it relates to an identified error related to the deferred tax liability in the Company’s audited financial statements for the fiscal year ended July 31, 2019.  As described in Note 32 of the interim statements, the Company identified an error related to the deferred tax liability as at July 31, 2019 which resulted from the Company not netting a tax loss generated in one subsidiary against a deferred tax liability generated by a different subsidiary. Because these two tax positions existed in two separate entities, the Company’s original position was that they could not be offset or reduce one another. However, the two subsidiaries were amalgamated and consolidated on August 1, 2019, and on that basis the Company should have anticipated the amalgamation would result in the two tax balances reducing themselves and recognized a reduction of the deferred tax by $14.4M, leaving a deferred tax balance at July 31, 2019 of $6.0M.

This error remains in the deferred tax liability in both the interim financial statements for the quarter ended October 31, 2019 and the audited financial statements for the fiscal year ended July 31, 2019. The Company will restate and refile both sets of financial statements correcting for this error.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company's profile on SEDAR at www.sedar.com and on its website at www.hexocorp.com.

Conference Call

The Company will hold a conference call, December 16th, 2019 to discuss these results. Sebastien St-Louis, CEO, and Stephen Burwash, CFO, will host the call starting at 8:30 a.m. Eastern time. A question and answer period will follow management’s presentation

Date: December 16, 2019
Time: 8:30 a.m. EDT
Webcast: https://event.on24.com/wcc/r/2145409/A436DA4482DF5575CFB986B3CD309BB2

Replay information:

A replay of the call will be accessible by telephone until 11:59 a.m. EDT on December 23, 2019.
Toll Free Dial-In Number: 1-888-390-0541.
Replay Password: 157917#

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licenced infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licenced cannabis companies in Canada, HEXO Corp operates in Ontario and Quebec. The Company is also expanding internationally and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
 Jennifer Smith
 1-866-438-8429
 invest@HEXO.com
 www.hexocorp.com

Media Relations:
 (819) 317-0526
 media@hexo.com